FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA FORMS NEW ADVISORY BOARD AND APPOINTS NEW BOARD DIRECTOR AND V.P. EXPLORATION

Vancouver, British Columbia, Canada – June 28th, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) – CanAlaska is pleased to announce the formation of a new Advisory Board, the appointment of a new member to its Board of Directors, and a new officer appointment to  the Company.  As the Company moves forward towards the realization of its objective of discovering a world-class uranium mine in Canada’s Athabasca Basin, the addition of seasoned expertise in geological, financial and industry functions represents a key driver for enhancing the Company’s strategic growth.

New Advisory Board

The Company warmly welcomes the distinguished individuals outlined below to its Advisory Board.  Each member of the Advisory Board will provide strategic advice to CanAlaska going forward and may be engaged by the Company as its official representative at corporate functions from time to time.

Dr. Ken Cai

Dr. Cai has served as president, chief executive officer and a director of Minco Mining Gold Corporation since February 29, 1996. Minco Gold and its subsidiaries are focused on the development of mineral projects in the China.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 20 years of experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has been responsible for negotiating Minco’s property agreements in China through his contacts in the Chinese mining communities. This has allowed Minco Gold to access data on a large number of projects throughout China. Dr. Cai has also served as a director of several publicly-traded and private Canadian and Chinese companies.

Mr. Daniel Faure

Mr. Faure is a senior uranium geologist with familiarity of global uranium deposits and over 38 years of uranium exploration experience, of which 16 years was spent in exploration of Canada’s Athabasca Basin.  Mr. Faure previously served with French uranium giant AREVA / Cogema for 28 years in various senior capacities in Africa, the Middle East, Australia, South America, Asia and Canada.  During that time, Mr. Faure led the exploration team that was responsible for the discovery of Cigar Lake, the second largest uranium deposit in Canada.  He is presently President of DF Exploration Uranium Limited, a company engaged in uranium exploration in the Athabasca Basin since 1994.

Mr. Faure is a graduate in geology from the Sorbonne, University of Paris.

Ms. Nana Lampton

Ms. Lampton is Chair and CEO of Hardscuffle, Inc., the parent of American Life and Accident Insurance Company of Kentucky, for which she holds the identical titles. She is a member of the Board of Directors of the Constellation Energy Group, which owns and operates the Calvert Cliff nuclear power plants in Maryland and Nine Mile Point and R.E. Ginna nuclear power plants in New York, and is a member of Constellation's Committee on Nuclear Power.  Ms. Lampton also serves on the International Advisory Board of Thorium Power, a company engaged in the development of non-proliferating nuclear fuels.

Ms. Lampton served three terms as a Director of The Committee of 200, an organization of leading businesswomen from around the world.  Ms. Lampton is also Vice Chairman of Duff & Phelps’ DNP Income Fund, and a member, including 3 times past chair, of the Board of the Downtown Development Corporation in Louisville, Kentucky.

New Member to Board of Directors

CanAlaska Uranium is pleased to announce the appointment of Mr. Emil D.Y. Fung, Vice President – Corporate Development to its Board of Directors.  Mr. Fung has served with the Company since January, 2005 and has been instrumental in raising over $20 mil. in international equity financing for CanAlaska as well as the establishment of exploration joint ventures exceeding $40 mil. with strategic partners such as Mitsubishi Development Pty Ltd, a subsidiary of Japanese trading conglomerate Mitsubishi Corporation, and Hanwha Corporation, a leading Korean industrial conglomerate.

Mr. Fung began his professional career as a nuclear design engineer for Atomic Energy of Canada Ltd.  Following the contraction of the nuclear power industry in the mid-80’s, he joined the banking industry and helped to establish Toronto Dominion Securities in New York, where he was responsible for U.S. mergers and acquisitions, corporate finance and proprietary investments.  He relocated to Asia in 1992 and became a founder and Chief Financial Officer of Hong Kong’s primary cable television franchise.  Mr. Fung was later engaged in the management and development of various entrepreneurial, strategic consulting and venture capital enterprises in China, Korea and other Asian countries.

Mr. Fung holds a B.A.Sc. (Ch.E.) degree from the University of Toronto and is a M.B.A. graduate from the Schulich School of Business at York University, Toronto.

New Vice President - Exploration

CanAlaska is also pleased to report Dr. Karl Schimann’s acceptance as Vice President Exploration for the Company.  Dr. Schimann has directed the Company’s uranium exploration efforts in the Athabasca Basin, as Exploration Manager, since 2004.  He has tirelessly devoted his time to the construction of the field crews necessary for the systematic exploration effort by the Company over its extensive landholdings in the Athabasca Basin.  Dr. Schimann’s previous experience includes 20 years in exploration with Cogema/Areva, and specifically in the Athabasca Project Manager for the Cigar Lake discovery team in the early 1980’s, as well as Manager of the McClean Lake Mine Geology Department for Cogema/Areva.

Dr. Schimann holds a Ph.D. from the University of Alberta and has worked extensively in the Uranium industry.  Dr. Schimann is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.

Grant of Stock Options

In conjunction with the above appointments, the Company has granted 960,000 incentive stock options to employees, consultants, and insiders of the Company at an exercise price of $0.62 per common share for a period of five years.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects.  The Company’s high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into a C$19 mil. exploration joint venture with CanAlaska on its Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.